

Mail Stop 3561

February 12, 2016

Richard K. Pertile
President and Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street North #138
Clearwater, FL 33760

   Re: **Acacia Diversified Holdings, Inc.**
      Schedule 14C
      Filed January 20, 2016
      File No. 001-14088

      Form 8-K
      Filed January 19, 2016
      File No. 001-14088

Dear Mr. Pertile:

  We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Schedule 14C</u>

<u>General</u>

1. We note that your preliminary information statement relates to the approval by written consent of, among other items, an Asset Purchase Agreement and the issuance of 2,474,850 shares of common stock to fund the asset acquisition. As such, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See also

Note A to Schedule 14A. In particular, we note that the historical and pro forma financial information and other information about the parties to the transaction must be included, as the company does not appear to be eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A.

2. Pursuant to the disclosure in Form 8-K filed on January 19, 2016, and Exhibit 10.10 to that 8-K, it appears that you have already taken all of the actions approved by the shareholder consent. Please provide us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. In your response, please provide us with a timeline of the date you entered into the asset purchase agreement and clarify to us if the acquisition has been completed. We may have further comment once we review your response.

3. Please provide the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

4. Since the solicitation relates to the election of directors, please provide all of the information required by Item 7 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

5. Please provide the information required by Item 402 of Regulation S-K, as required by Item 8 of Schedule 14A, which applied to you per Item 1 of Schedule 14C.

Documents Incorporated by Reference, page 4

6. We note that you have attempted to incorporate certain information by reference. Please be advised that information may be incorporated by reference only in the manner and to the extent specifically permitted by the items of Schedule 14A. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A and revise this section so that it comports with the item requirements or advise.

Form 8-K

General

7. Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with MariJ Agricultural, Inc. As disclosed in your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, you sold all of your businesses on June 29, 2015, and since then were without revenue-producing operations. Please amend your Form 8-K to include all of the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Refer to Item 2.01(f) of Form 8-K. Alternatively, please provide

us with detailed facts and analysis demonstrating that you were not a shell company immediately before the transaction with MariJ Agricultural, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any questions you may have.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure